CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Pounds Sterling Fixed/Floating Rate Senior Registered Notes Due 2021	$126,715,000	$15,357.86

(1)       The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.26715 per Pound Sterling 1.00 as of May 24, 2019.

PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 1,995 to Registration Statement No. 333-221595 Dated May 24, 2019 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES

Pounds Sterling Fixed/Floating Rate Senior Registered Notes Due 2021

We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series J, Pounds Sterling Fixed/Floating Rate Senior Registered Notes Due 2021 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the notes during the fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

Principal Amount:	£100,000,000
Maturity Date:	June 3, 2021
Trade Date:	May 23, 2019
Settlement Date
(Original Issue Date):	June 3, 2019 (T+5)
Interest Accrual Date:	June 3, 2019
Issue Price:	100.00%
Specified Currency:	Pounds Sterling (“£”)
Redemption Percentage
at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding June 3, 2020
Floating Rate Period:	The period from and including June 3, 2020 to but excluding the Maturity Date
Interest Rate:

During the Fixed Rate Period,

0.61% per annum (calculated on

an Actual/365 (Fixed) day count

basis); during the Floating Rate

Period, the Base Rate plus 1.40%

(to be determined by the

Calculation Agent on each Interest Determination Date, calculated on an Actual/365 (Fixed) day count

basis), subject to the Minimum

Interest Rate

Base Rate:	LIBOR
Spread (Plus or Minus):	Plus 1.40%
Index Maturity:	Three months
Minimum Interest Rate:	0.25% per annum
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each March 3, June 3, September 3 and December 3, commencing September 3, 2019
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date commencing June 3, 2020, provided that such Interest Reset Dates shall not be adjusted for non-Business Days
Interest Determination Dates:	Each Interest Reset Date
Business Days:	London, TARGET Settlement Day and New York
Tax Redemption and
Payment of Additional
Amounts:	Yes
Minimum Denominations:	£100,000 and integral multiples of £100,000 in excess thereof
(continued on next page)

We describe how interest on the notes is calculated, accrued and paid during the fixed rate period under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus and we describe how interest on the notes is calculated, accrued and paid during the floating rate period under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus, in each case subject to and as modified by the provisions described herein.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended or superseded (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Reporting Service:	Reuters (Page LIBOR01)
Calculation Agent:	Morgan Stanley & Co. International plc
Common Code:	200565347
ISIN:	XS2005653477
Form of Notes:	Global note registered in the name of a nominee of a common depositary; issued under the Classic Safekeeping Structure
Prohibition of Sales to
EEA Retail Investors:	Applicable
Other Provisions:	See “Supplemental Information Concerning Description of Debt Securities—Fixed Rate Debt Securities and —Floating Rate Debt Securities” and “Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities” below.

Supplemental Information Concerning Description of Debt Securities—Fixed Rate Debt Securities and —Floating Rate Debt Securities

Notwithstanding the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Fixed Rate Debt Securities” and “—Floating Rate Debt Securities,” if any scheduled interest payment date (including the maturity date) is not a business day, the issuer will pay interest and principal, as applicable, on the next business day, except that, if that business day would fall in the next calendar month, the issuer will pay such amount on the immediately preceding business day, but, in each case, interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities

Notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—LIBOR Debt Securities,” if LIBOR has been permanently discontinued, the Calculation Agent will use, as a substitute for LIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) in the jurisdiction of the applicable index currency that is consistent with accepted market practice (the “Alternative Rate”). As part of such substitution, the Calculation Agent will, after consultation with us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as such notes.

For information regarding LIBOR, see “Description of Debt Securities—Base Rates—LIBOR Debt Securities” in the accompanying prospectus.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes.

Because the notes will be denominated in a currency other than the U.S. dollar, they will be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder. U.S. holders should read “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes” in the accompanying prospectus supplement for a discussion regarding the consequences of investing in notes denominated in foreign currency, including the requirement to recognize as ordinary income foreign currency gain or loss with respect to payments of interest, including original issue discount (“OID”), and gain or loss on sale, exchange, or other disposition (including at maturity) of the notes.

The notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes—General” and “—Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules under “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Discount Notes—General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under this method, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. For the QSI and the amount of OID (if any) on a note, please contact Morgan Stanley at StructuredNotesTaxInfo@morganstanley.com.

If you are a non-U.S. holder, please read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.” As discussed therein, withholding rules commonly referred to as “FATCA” apply to certain financial instruments (including the notes) with respect to payments of amounts treated as interest and to any payment of gross proceeds of a disposition (including retirement) of such an instrument. However, recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying prospectus supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On May 24, 2019, we agreed to sell to Morgan Stanley & Co. International plc (“MSIP”), and MSIP agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at the stated issue price of 100.00%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.

MSIP is our wholly-owned subsidiary. MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.

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